Exhibit 99.8

Execution Copy

ZOR PHARMACEUTICALS, LLC

LIMITED LIABILITY COMPANY AGREEMENT

Execution Copy

Table of Contents

Article 1 General		1

1.1	Limited Liability Company Agreement.	1
1.2	Certificate of Formation.	1
1.3	Name.	1
1.4	Principal Place of Business.	1
1.5	Names of Members.	2
1.6	Term of Existence.	2
1.7	Duties of Members.	2
1.8	Liability of Members.	2
1.9	Duties of Managers and Named Officers.	2
1.10	Liabilities of Managers.	2
1.11	Other Ventures; Time and Attention.	2

Article 2 Definitions		3

Article 3 Purpose and Character of the Business		7

Article 4 Members; Meetings; Acts		7

4.1	Authority of the Members.	7
4.2	Place and Time of Meetings.	8
4.3	Regular Meetings.	8
4.4	Special Meetings.	8
4.5	Notices of Meetings.	8
4.6	Waiver of Notice.	8
4.7	Proxies.	8
4.8	Quorum; Adjourned Meetings.	8
4.9	Conference Communications.	9
4.10	Organization.	9
4.11	Order of Business.	9
4.12	Voting.	9
4.13	Written Action.	9
4.14	Certain Actions.	10

Article 5 New Members; Shares; Certificates		11

5.1	Admission of New Members.	11
5.2	Issuance of Shares.	11
5.3	No Certificates for Shares.	11
5.4	Anti-Dilution Protection.	11

Article 6 Management and Operation of Company Business		12

6.1	Authority of the Board of Managers.	12
6.2	Number; Qualification; Term of Office; Vote.	12
6.3	Initial Board of Managers.	13
6.4	Place of Meetings.	13

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6.5	Regular Meetings.	13
6.6	Special Meetings.	13
6.7	Meetings Held Upon Member Demand.	13
6.8	Adjournments.	13
6.9	Notice of Meetings.	14
6.10	Proxies.	14
6.11	Quorum.	14
6.12	Absent Managers.	14
6.13	Conference Communications.	14
6.14	Written Action.	14
6.15	Committees.	14
6.16	Compensation.	15
6.17	Removal.	15

Article 7 Officers		15

7.1	Number.	15
7.2	Election; Term of Office and Qualifications.	15
7.3	Removal and Vacancies.	16
7.4	President.	16
7.5	Secretary.	16
7.6	Treasurer.	16
7.7	Duties of Other Officers.	16
7.8	Compensation.	16
7.9	Management and Financial Consulting Services.	16

Article 8 Indemnification		17

8.1	General.	17
8.2	Insurance.	18
8.3	No Member Liability.	18
8.4	Settlements.	18
8.5	Amendments.	18

Article 9 Transfers		18

9.1	Registration, Transfer and Exchange.	18
9.2	Restriction on Transfers.	18
9.3	Transfer by Legal Process.	19
9.4	Conditions to Permitted Transfers.	19
9.5	Company Right of First Refusal.	20
9.6	Right of First Refusal.	20
9.7	Preemptive Rights.	21
9.8	Bring-Along Rights.	23
9.9	Resignation.	23
9.10	Special Events.	23

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Article 10 Books of Account; Reports and Fiscal Matters		23

10.1	Books; Place; Access.	23
10.2	Financial Information.	24
10.3	Tax Information.	24
10.4	Tax Elections and Accounting.	24
10.5	Tax Matters Partner.	24
10.6	Required Records.	24

Article 11 Capital		25

11.1	Initial Capital Contributions.	25
11.2	No Right to Return of Contribution.	25
11.3	Additional Capital Contributions.	25
11.4	Creditor’s Interest in the Company.	25
11.5	Capital Accounts.	25
11.6	Revaluations of Assets and Capital Account Adjustments.	25

Article 12 Allocation of Profits and Losses		26

12.1	Capital Account Allocations.	26
12.2	Tax Allocations.	26
12.3	Tax Credits.	27
12.4	Code Section 704(c) Allocations.	27
12.5	Varying Interests During Fiscal Year; Tax Credits	27

Article 13 Distributions		27

13.1	Distributions.	27
13.2	Distributions for Tax Liabilities.	27
13.3	Limitations on Distributions.	28

Article 14 Dissolution and Liquidation		28

14.1	Events Causing Dissolution.	28
14.2	Liquidation and Winding Up.	28
14.3	No Deficit Restoration Obligation.	29

Article 15 Amendment		29

Article 16 Approval of Reorganizations and Bankruptcy		29

Article 17 Representations, Warranties of the Members		30

17.1	Representations and Warranties of the Members.	30

Article 18 Miscellaneous Provisions		31

18.1	Entire Agreement.	31
18.2	Time of Essence.	31
18.3	Signatures; Counterparts.	31

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18.4	Severability.	31
18.5	Successors and Assigns.	31
18.6	Notices.	31
18.7	Headings.	32
18.8	References.	32
18.9	Construction.	32
18.10	Governing Law.	32
18.11	Third Party Benefit.	32
18.12	Additional Actions and Documents.	32
18.13	Specific Performance.	32
18.14	Waiver of Partition.	32
18.15	Arbitration.	32

Execution Copy

LIMITED LIABILITY COMPANY AGREEMENT
OF
ZOR PHARMACEUTICALS, LLC

This LIMITED LIABILITY COMPANY AGREEMENT is made by and between the Persons named on Schedule A (such Persons are referred to collectively as the “Members” and individually as a “Member”) on April 8, 2008.

WHEREAS, the undersigned have caused the formation of Zor Pharmaceuticals, LLC, a Delaware limited liability company (the “Company”), of which the undersigned constitute all of the initial Members; and

WHEREAS, the Delaware Limited Liability Company Act provides that the members of a limited liability company may enter into a limited liability company agreement to establish or regulate the affairs of the limited liability company, the conduct of its business and the relations of its members; and

WHEREAS, each of the undersigned desires to enter into such an agreement;

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and adequacy of which the Members acknowledge, the Members agree as follows:

Article 1
General

1.1           Limited Liability Company Agreement.   The Members agree that this Agreement constitutes the “limited liability company agreement” of the Company within the meaning of Section 18-101(7) of the Act, effective as of the date hereof (the “Effective Date”) and that it shall govern the rights, duties and obligations of the Members, except as otherwise expressly required by the Act.

1.2           Certificate of Formation.   The Members adopt, approve and ratify the execution and filing in the office of the Secretary of State of the State of Delaware of the certificate of formation of the Company by Robert Harow on February 26, 2008 (the “Certificate of Formation”), a copy of which is attached as Exhibit 1, and acknowledge, approve and ratify his designation as an “authorized person” of the Company in the Certificate of Formation as contemplated by Section 18-201(a) of the Act.

1.3           Name.    The name of the Company shall be and the business shall be conducted under the name of “Zor Pharmaceuticals, LLC” or under such other name or names as the Board of Managers may determine.  The Board of Managers is authorized to execute and deliver or file such documents and to take such actions as it may consider advisable to permit the Company to use and to ensure the Company’s right to use such name or names.

1.4           Principal Place of Business.   The location of the principal place of business of the Company shall be such place as the Board of Managers may from time to time determine (the “Principal Office”).  The Company may maintain offices and places of business at such other place or places within or outside the State of Delaware as the Board of Managers deems advisable.  The Board of Managers is authorized and directed to execute and deliver or file such documents and to take such actions as it may consider advisable to permit the Company to conduct its business in such states.

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1.5           Names of Members.   The names of the Members are as set forth on Schedule A.

1.6           Term of Existence.   The Company shall be formed as of the time of the filing of the Certificate of Formation in the Office of the Secretary of State of Delaware and its term of existence shall be perpetual, unless earlier terminated, dissolved or liquidated in accordance with the provisions of this Agreement.

1.7           Duties of Members.   The only duties of the Members to the Company or to each other in respect of the Company shall be those established in this Agreement, and there shall be no other express or implied duties of the Members to the Company or to each other in respect of the Company.

1.8           Liability of Members.   Except as otherwise provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company.

1.9           Duties of Managers and Named Officers.   Except as otherwise specifically provided in this Agreement, each Manager and Named Officer shall owe the same fiduciary duties to the Company and the Members as the directors and officers of a corporation organized under the Delaware General Corporation Law owe to the corporation and its stockholders.

1.10           Liabilities of Managers.   No Manager or Named Officer shall be personally liable to the Company or the Members for monetary damages for breach of fiduciary duty as a Manager or Named Officer except:

(a)           for any breach of the Manager’s or Named Officer’s duty of loyalty to the Company or the Members,

(b)           for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or

(c)           for any transaction from which the Manager or Named Officer derived an improper personal benefit.

No amendment to or repeal of this Section 1.10 shall apply to or have any effect on the liability or alleged liability of any Manager or Named Officer for or with respect to any acts or omissions of such Manager or Named Officer that occurred before such amendment or repeal.

1.11           Other Ventures; Time and Attention.   The Members and Managers may, during the term of the Company, engage in and possess an interest for their respective accounts in other business ventures of every nature and description, independently or with others, and neither the Company nor any Member shall have any right in or to said independent ventures or any income or profits derived from said independent ventures.  No Member or Manager shall be required to devote his, her or its full business time and attention to the affairs of the Company, unless such Person expressly agrees otherwise in this Agreement or another written agreement.

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Article 2
Definitions

Unless the context otherwise specifies or requires, the terms defined in this Article 2 shall, for the purposes of this Agreement, have the meanings specified in this Article 2.  Certain other capitalized terms are defined elsewhere in this Agreement.  All defined terms may be used in the singular or the plural, as the context requires.

“Act” means the Delaware Limited Liability Company Act, as amended from time to time.

“Affiliate” means, when used with reference to a specified Person, (i) any Person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with the specified Person, (ii) any Person that is an officer, partner or trustee of, or serves in a similar capacity with respect to, the specified Person or of which the specified Person is an officer, partner or trustee, or with respect to which the specified Person serves in a similar capacity, (iii) any Person that, directly or indirectly, is the beneficial owner of ten percent or more of any class of equity securities of, or otherwise has a substantial beneficial interest in, the specified Person or of which the specified Person has a substantial beneficial interest, and (iv) any relative or spouse of the specified Person.

“Agreement” means this Limited Liability Company Agreement, as it may be amended or supplemented from time to time.

“Board of Managers” means the Board of Managers of the Company established pursuant to Article 6.

“Business Day” means any day except a Saturday, Sunday, or other day on which commercial banks in New York, New York, are authorized or required by law to close.

“Capital Account” is defined in Section 11.5.

“Capital Contribution” means the amount of money or the fair market value of any property (as agreed by the Members as of the date of contribution) contributed to the Company by any Member.

“Code” means the Internal Revenue Code of 1986, as amended.  Any reference in this Agreement to a Section of the Code shall be considered also to include any subsequent amendment or replacement of that Section.

“Company” means Zor Pharmaceuticals LLC, the Delaware limited liability company formed pursuant to the filing of the Certificate of Formation and the terms of this Agreement.

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“Effective Date” is defined in Section 1.1.

“Electronic Transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

 “Financial Problems” means the filing or commencement of a voluntary or involuntary proceeding in bankruptcy, insolvency, receivership or other similar law now or hereafter in effect in a court of competent jurisdiction, or an action to appoint a trustee, receiver, or similar Person, which continues for a period of 90 days without dismissal.

“Financing” is defined in Section 5.4.

“Financing Date” means the date on which the aggregate consideration received by the Company for New Securities equals or exceeds $5,000,000.

“Fiscal Year” means the 12-month accounting period of the Company used for federal income tax purposes ending on December 31 of each year, or such other date as the Board of Managers may determine from time to time subject to the requirements of Code Section 706; it being understood that the Board of Managers may establish other “fiscal years” for financial reporting or any purpose other than federal income tax reporting.

“Indemnitee” is defined in Section 8.1(a).

“Key Holder” means ZBV I, LLC and Pharma Immune.

“Manager” means a Person serving on the Board of Managers pursuant to Article 6.

“Members” means the Persons executing this Agreement until they cease to be Members and the Persons that are hereafter admitted to the Company as Members in accordance with this Agreement.

“Member Majority” means, with respect to any decision of the Members, Members who hold 66% of the Shares having the right to vote with respect to that decision.

“Named Officers” is defined in Section 7.1.

“New Securities” means Shares and all rights, options or warrants to purchase Shares or other equity interests in the Company of any type whatsoever that are, or may become, convertible into Shares, except for the following (i) options or Shares issued to employees, managers, office holders and consultants under a plan of the Company duly adopted by the Company; (ii) equity interests issued to a strategic investor or strategic partner or in consideration of a merger or acquisition, as so determined by the Board of Managers; and (iii) equity interests excluded from the definition of the term “New Securities” in general or for a particular purpose with the unanimous consent of the Board of Managers, in writing or at a meeting.

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“Offered Shares” is defined in Section 9.10.

“Option Notice” is defined in Section 9.10.

“Permitted Transferee” means a transferee involving:

(i)           transfers to an Affiliate of the Member transferor;

(ii)           any transfer or transfers by a Key Holder of Shares which in the aggregate, over the term of this Agreement, including any amendments hereto, amount to no more than ten percent (10%) of the Shares held by such Key Holder as of the date hereof (as adjusted for stock splits, dividends and the like);

(iii)           any transfer by a Key Holder without consideration, of Shares to the Key Holder’s ancestors, descendants or spouse or to trusts for the benefit of such persons or the Key Holder;

(iv)           any transfer from one or more other Key Holders to one or more Key Holders;

(v)           any transfer of shares to the Company or its assignees; or

(vi)           any transfer which is a pledge of any or all of the Shares owned by ZBV I, LLC or Pharma Immune, Inc.;

provided that in the event of any such transfer (A) the transferor shall inform the other Members of such pledge, transfer or gift prior to effecting it and (B) the pledgee, transferee or donee shall enter into a written agreement to be bound by and comply with all the provisions of this Agreement as if it were an original Member hereunder.

“Person” means any natural person, corporation, limited liability company, association, partnership (whether general or limited), joint venture, proprietorship, governmental agency, trust, estate, association, custodian, nominee or any other individual or entity, whether acting in an individual, fiduciary, representative or other capacity.

“Principal Office” is defined in Section 1.4.

“Profits” or “Losses” mean, for each Fiscal Year, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i)           Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this paragraph shall be added to such taxable income or loss;

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(ii)           Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses pursuant to this paragraph shall be subtracted from such taxable income or loss;

(iii)           If the value of any Company asset is adjusted in compliance with Treasury Regulations Section 1.704-1(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

(iv)           Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the value of such property for Capital Account purposes notwithstanding that the adjusted tax basis of such property differs from such value;

(v)           If the value of an asset for Capital Account purposes differs from its adjusted tax basis for federal income tax purposes, depreciation, amortization and other cost recovery deductions shall be taken into account in accordance with applicable Treasury Regulations, including Treasury Regulations Section 1.704-1(b)(2)(iv)(g), in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income or loss;

(vi)           To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734 is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits and Losses; and

(vii)           Any items that are specially allocated by the Board of Managers to the Members’ Capital Accounts pursuant to the provisions of Section 12.1(c) in order to cause the allocation of such items to be respected for federal income tax purposes shall not be taken into account in computing Profits and Losses.

“Qualified Appraiser” means an investment banker or independent accountant experienced in the valuation of closely-held businesses.

“Reorganization” means (i) any consolidation or merger of the Company with or into any other Person, whether or not the Company is the surviving entity, (ii) any conversion of the Company into another entity pursuant to Section 18-216 of the Act, (iii) any exchange or other transaction pursuant to which outstanding Shares are converted into other securities, property or money or (iv) any sale, transfer or other disposition of all or substantially all of the Company’s assets in a single transaction or a series of related transactions.  A dissolution or liquidation of the Company pursuant to Article 14 will not constitute a “Reorganization” within the meaning of this Agreement.

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“Securities Act” is defined in Section 17.1(a).

“Share” means a fractional part of the interests of all Members or assignees in the Company equal to the quotient of one divided by the total number of Shares.  For purposes of this definition, “interest” means all of the rights to which a Member or assignee in the Company is entitled as provided in this Agreement and under law, together with all of the obligations of such Member or assignee to comply with all of the terms and provisions set forth in this Agreement and under law.

“Special Event” means, with respect to any Member or assignee, (i) the death of that Member or assignee (unless the death of the Member or assignee results in a transfer to a Permitted Transferee), (ii) the occurrence, with respect to that Member or assignee, of Financial Problems, (iii) the termination of that Member’s employment with the Company or any Affiliate of the Company for any reason, with or without cause, (iv) the Disability of that Member, or (v) the failure of that Member to continue to qualify as a Permitted Transferee (if continued status as, for example, spouse or family member of a Member is required).

 “TMP” is defined in Section 10.5.

“Transfer” means, with respect to a Member’s Shares, whether the word is capitalized or not, the sale, assignment, transfer, withdrawal, mortgage, pledge, hypothecation, exchange or other disposition of any part or all of such Shares, whether or not for value and whether such disposition is voluntary, involuntary, by operation of law or otherwise.

“Transferring Person” is defined in Section 9.10.

“Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Code.  Any reference in this Agreement to a Section of the Treasury Regulations shall be considered also to include any subsequent amendment or replacement of that Section.

Article 3
Purpose and Character of the Business

The purpose and character of the business of the Company shall be the development and commercialization of Virulizin and to undertake and carry on any lawful business, purpose, or activity permitted under the Act and approved by the Board of Managers related to such matters.

Article 4
Members; Meetings; Acts

4.1           Authority of the Members.   Except as otherwise expressly provided in this Agreement, no Member shall have any authority to act for, or to assume any obligations or responsibility on behalf of, or bind any other Member or the Company.  Each of the Members agrees that it shall not represent to any third party with whom such Member is in contact concerning the affairs or the business of the Company that such Member has any authority to act for, or to assume any obligations or responsibilities on behalf of, the Company unless expressly authorized by the Board of Managers.  Members shall take action in their capacities as Members only at a meeting of the Members or by written action as provided in this Article 4.

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4.2           Place and Time of Meetings.   Meetings of the Members may be held at such place and at such time as may be designated by the Board of Managers.  In the absence of a designation of place, meetings shall be held at the Principal Office.

4.3           Regular Meetings. Regular meetings of Members will be held on an annual basis and may be held more frequently as may be determined by the Board of Managers.

4.4           Special Meetings.   Special meetings of the Members for any purpose or purposes shall be called by the Secretary at the written demand of (a) the President, (b) the Treasurer, (c) the sole Manager, if there is a single Manager, or two or more Managers, if there are multiple Managers or (d) a Member or Members owning not less than 10 percent of the Shares outstanding.  Such demand shall state the purpose or purposes of the proposed meeting.  Within ten days after receiving a proper demand to call a meeting, the Secretary shall cause a meeting to be duly called on a Business Day determined by the Secretary within 90 days after the date of receipt of such request.  Business transacted at any special meeting shall be limited to the purpose or purposes stated in the demand.

4.5           Notices of Meetings. A written notice of each regular and special meeting of Members shall be given not less than ten nor more than 60 days before the date of such meeting to each Member.  Every notice of a meeting of Members shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called.

4.6           Waiver of Notice.   Notice of any regular or special meeting may be waived either before, at or after such meeting in writing signed by the Member entitled to the notice.  Attendance by a Member at a meeting shall constitute a waiver of notice of such meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened.

4.7           Proxies.   Each Member may authorize another Person or Persons to act for him, her or it by proxy by an instrument executed in writing and filed with the Secretary.  If any such instrument designates two or more Persons to act as proxies, any proxy may exercise all of the powers conferred by such written instrument unless the instrument shall otherwise provide.  No proxy shall be valid for more than one year from the date of its execution.  Subject to the above, any proxy may be revoked if an instrument revoking it or a proxy bearing a later date is filed with the Secretary.

4.8           Quorum; Adjourned Meetings.   The presence, in person or by proxy, of Members who own a Member Majority of the Shares outstanding shall constitute a quorum for the transaction of business at any regular or special meeting of the Members.  If a quorum is not present at a meeting, the Members present shall adjourn to such day as they shall agree upon by a vote of the Members present who hold a Member Majority of the Shares held by the Members who are present.  Notice of any adjourned meeting need not be given if the date, time and place thereof are announced at the meeting at which the adjournment is taken.  At adjourned meetings at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed.  If a quorum is present, the Members may continue to transact business until adjournment notwithstanding the withdrawal of enough Members to leave less than a quorum.

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4.9           Conference Communications.   To the fullest extent permitted under the Act, one or more Members may participate in a meeting by any means of communication through which all Members participating in the meeting may simultaneously hear each other during the meeting.  For the purposes of establishing a quorum and taking any action at the meeting, Members participating pursuant to this Section 4.9 shall be deemed present in person at the meeting; and the place of the meeting shall be the place of origination of the conference telephone conversation or other comparable communication technique.

4.10           Organization.   At each meeting of the Members, the President or, in his or her absence, the individual chosen by the vote of the Members present who hold a majority of the Shares held by the Members who are present shall act as chair; and the Secretary or, in his or her absence, any Person whom the chair of the meeting shall appoint, shall act as secretary of the meeting.

4.11           Order of Business.   The order of business at each meeting of the Members shall be determined by the chair of the meeting, but such order of business may be changed by the vote of the Members present who hold a majority of the Shares held by the Members who are present.

4.12           Voting.

(a)             Each Member shall have one vote for each Share registered in his, her or its name on the books of the Company.  Except where otherwise required by the Act or this Agreement, all questions at a meeting shall be decided by a Member Majority vote of the number of Shares represented at the meeting at the time of the vote.

(b)           Persons who hold Shares in a fiduciary capacity shall be entitled to vote the Shares so held.  If Shares are held in the names of two or more Persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more Persons have the same fiduciary relationship respecting the same Shares, unless the Secretary has been given written notice to the contrary and has been furnished with a copy of the instrument or order so providing, their acts with respect to voting shall have the following effect:  (i) if only one votes, his, her or its act shall bind all; (ii) if more than one votes, the act of the majority voting shall bind all and (iii) if more than one votes, but the votes are evenly split on any particular matter, then, except as otherwise required by law, each Person may vote the Shares in question proportionately.

(c)           No Member shall have any cumulative voting rights.

4.13           Written Action.   Any action that may be taken at a meeting of the Members may be taken without a meeting if done in writing and signed by all Members. Any Electronic Transmission consenting to an action to be taken and transmitted by a Member, or by a Person or Persons authorized to act for a Member, shall be deemed to be written for purposes of this Section 4.13, provided that any such Electronic Transmission sets forth information from which the Company can determine that the Electronic Transmission was transmitted by the Member or a Person authorized to act for the Member.  The date on which such Electronic Transmission is transmitted shall be deemed to be the date on which such consent was signed.

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4.14           Certain Actions.  Until a Financing (as defined below) is closed  the Company shall not take any of the following actions without the consent of Pharma Immune, Inc., which consent may be given either in writing or pursuant to a regular or special meeting of the Members:

(a)           Except as provided in this Agreement, the purchase, redemption, or other acquisition for value of any Shares, or the repayment of any debt other than bank debt by the Company of any Share or an agreement to do so;

(b)           A distribution to Members that is not in proportion to the Members’ respective Shares pursuant to Section 13.1;

(c)           The dissolution of the Company pursuant to 14.1(a);

(d)           The amendment of the Certificate of Formation or this Agreement pursuant to Article 15;

(e)           Any Reorganization or bankruptcy proceeding under Article 16, or any other merger or consolidation to which the Company is a party or the acquisition of another business by the Company;

(f)           Except in the ordinary course of business, the making of any loans, advances or guarantees to third parties;

(g)           The removal and/or appointment of the Chief Executive Officer of the Company;

(h)           The material change in the nature of the Company’s business;

(i)           The declaration or payment of any cash dividends or cash distributions to holders of Shares, the issuance of any rights, options or warrants with respect to Shares, the distribution to holders of Shares any assets or debt securities or any rights or warrants to purchase same (except in connection with a dissolution) or the redemption of any Shares (except (repurchases from current or former employees, directors, consultants or other service providers pursuant to agreements under which the Company has the option to repurchase shares upon the occurrence of certain events, such as termination of employment);

(j)           The engaging in any transactions with Affiliates of the Company, except for loans to the Company on commercially reasonable terms or issuances of Shares in accordance with this Agreement;

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(k)           The acquisition (by asset purchase, stock purchase, merger or otherwise) any business for (REDACTED: Amount), the entering into of any joint venture involving a capital commitment of (REDACTED: Amount), or the entering into of any debt financing (other than working capital facilities equal to or (REDACTED: Amount));

(l)           Any change in the number of Managers;

(m)           The sale, abandonment, transfer, lease or other disposition of all or a substantial portion of the Company’s or any of its subsidiaries’ assets or properties, or the merger or consolidation with or into any other corporation or other entity or permit any subsidiary to do the same, or the undertaking of any other transaction involving a sale of control or other reorganization of the Company;

(n)           The creation of any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sale, transfer or other disposal of any capital stock of any direct or indirect subsidiary of the Company, or permitting any direct or indirect subsidiary  to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

(o)           The agreement to, or permitting any subsidiary to agree to, take any action set forth above.

Article 5
New Members; Shares; Certificates

5.1           Admission of New Members.   The Members by vote of a Member Majority may from time to time admit additional Members to the Company in addition to transferees who are admitted as Members pursuant to Article 9.

5.2           Issuance of Shares.   The Members by vote of a Member Majority may issue additional Shares from time to time to existing or new Members.  Shares may be issued for any consideration, including, without limitation, cash or other property, tangible or intangible, received or to be received by the Company or services rendered or to be rendered to the Company.

5.3           No Certificates for Shares.   The Shares of the Company shall not be certificated unless otherwise determined by the Board of Managers.

5.4           Anti-Dilution Protection.

(a)           It is the intention of the Members that (i) all distributions of cash or property (other than distributions of Capital Contributions from Members other than Pharma Immune, Inc.) be made and all income, gain, loss, deduction and unrealized appreciation or depreciation of the Company that accrues on or before the Financing Date be allocated (REDACTED: Amount),  to Pharma Immune, Inc., and (REDACTED: Amount),  to the other Members pro rata in proportion to their Shares and (ii) all distributions of cash or property be made and all income, gain, loss, deduction and unrealized appreciation or depreciation of the company that accrues after the Financing Date be allocated to the Members in proportion to their respective Shares.  In furtherance of the foregoing, if, at any time and from time to time, the Company issues New Securities, then, until such time as the aggregate cash consideration for the issuance of New Securities (REDACTED: Amount), (a “Financing”), the Company shall issue to Pharma Immune, Inc. that number of Shares, for additional aggregate consideration of $1.00, that will enable Pharma Immune, Inc. to maintain (REDACTED: Amount),  of the Shares of the Company.

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(b)           The Company agrees that the proceeds from the Financing will not be used to repurchase Shares and will be used solely for the purposes of the Company.

Article 6
Management and Operation of Company Business

6.1           Authority of the Board of Managers.   Except as otherwise required by the Act or this Agreement, the business and affairs of the Company shall be managed by or under the authority of the Board of Managers.  The Board of Managers shall take action only at a meeting of the Board of Managers or by written action as provided in this Article 6.

6.2           Number; Qualification; Term of Office; Vote.

(a)           The initial number of members of the Board of Managers shall be five (each a “Manager”).  The number of Managers may be increased or decreased at any time by a Member Majority.

(b)           For as long as Pharma Immune, Inc. holds at least 10% of the Shares, it shall be entitled to appoint one Manager.

(c)           The remaining four Managers shall be elected from time to time by the vote of Members who hold a majority of the Shares outstanding.

(d)           Each of the Managers shall hold office until such Manager’s successor shall have been elected, or until the earlier death, resignation, removal or disqualification of such Manager.

(e)           Each Manager shall have one vote in all matters to come before the Board of Managers.  Except as otherwise provided in this Agreement, the Board of Managers shall take action at a meeting by the affirmative vote of a majority of the total number of Managers, and any such act shall be deemed to be the action of the Board of Managers for all purposes of this Agreement and the Act.

(f)           In addition to its entitlement to appoint a Manager in 6(b), above, for as long as Pharma Immune, Inc. owns Shares, it shall be entitled to appoint an observer to the Board of Managers who will be entitled to receive notice of each meeting of the Board of Managers, together with all materials with respect to such meeting at the time they are delivered to the Managers.  The observer will not be entitled to vote but will be entitled to speak at and participate in each meeting of the Board of Managers.

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6.3           Initial Board of Managers.   The initial Board of Managers will be appointed within 30 days of the Effective Date.

6.4           Place of Meetings.   Meetings of the Board of Managers shall be held at the Principal Office or at such other place as may be agreed by the Managers from time to time.

6.5           Regular Meetings.   Regular meetings of the Board of Managers may be held on an annual or other less frequent periodic basis as may be determined by the Managers.

6.6           Special Meetings.   A special meeting of the Board of Managers may be called for any purpose or purposes at any time by any Manager or by any Member who holds at least 15 percent of the outstanding Shares and who shall demand such special meeting by written notice given to the Secretary specifying the purposes of such meeting.

6.7           Meetings Held Upon Member Demand.   Within five Business Days after the Secretary receives a valid demand for a meeting of the Board of Managers from a Member, it shall be the duty of the Secretary to cause a special or regular meeting of the Board of Managers, as the case may be, to be duly called and held on notice no later than five Business Days after receipt of such demand.  If the Secretary fails to cause such a meeting to be called and held as required by this Section 6.7, the Member or Members making the demand may call the meeting by giving notice as provided in Section 6.9 at the expense of the Company.

6.8           Adjournments.   Any meeting of the Board of Managers may be adjourned from time to time to another date, time and place.  If any meeting of the Board of Managers is so adjourned, no notice as to such adjourned meeting need be given if the date, time and place at which the meeting will be reconvened are announced at the time of adjournment.

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6.9           Notice of Meetings.  Unless otherwise required by law, written notice of each meeting of the Board of Managers, stating the date, time and place and, in the case of a special meeting, the purpose or purposes, shall be given at least five days and not more than 90 days before the meeting to every member of the Board of Managers.  A member of the Board of Managers may waive notice of the date, time, place and purpose or purposes of a meeting of the Board of Managers.  A waiver of notice is effective whether given before, at or after the meeting, and whether given in writing, orally or by attendance.  Attendance by a Manager at a meeting is a waiver of notice of that meeting, unless the Manager objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened.

6.10           Proxies.   A Manager may cast or authorize the casting of a vote by filing a written appointment of proxy with the Secretary at or before the meeting at which the appointment is to be effective.  Any copy of the original of such appointment may be filed in lieu of the original if it is a complete and legible reproduction of the entire original and the filing may be made by any means of transmission so long as the transmission contains information sufficient to determine that the Manager authorized such transmission.

6.11           Quorum.   A majority of the Managers constitutes a quorum for the transaction of business at each meeting of the Board of Managers.

6.12           Absent Managers.   A Manager may give advance written consent or opposition to a proposal to be acted on at a meeting of the Board of Managers.  If such Manager is not present at the meeting, such consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but such consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the Manager has consented or objected.

6.13           Conference Communications.   To the fullest extent permitted under the Act, any or all of the Managers may participate in any meeting of the Board of Managers, or of any duly constituted committee thereof, by any means of communication through which the participating Managers may simultaneously hear each other during such meeting.  For the purposes of establishing a quorum and taking any action at the meeting, Managers participating pursuant to this Section 6.13 shall be deemed present in person at the meeting; and the place of the meeting shall be the place of origination of the conference telephone conversation or other comparable communication technique.

6.14           Written Action.   Any action which might be taken at a meeting of the Board of Managers, or any duly constituted committee thereof, may be taken without a meeting if done in writing and signed by all the Managers.  Any Electronic Transmission consenting to an action to be taken and transmitted by a Manager, or committee member, or by a Person or Persons authorized to act for a Manager or committee member, shall be deemed to be written for purposes of this Section 6.14, provided that any such Electronic Transmission sets forth information from which the Company can determine that the Electronic Transmission was transmitted by the Manager or committee member, or a Person authorized to act for the Manager or committee member.  The date on which such Electronic Transmission is transmitted shall be deemed to be the date on which such consent was signed.

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6.15           Committees.   A resolution approved by the Board of Managers may establish committees having the authority of the Board of Managers in the management of the business of the Company to the extent provided in the resolution.  A committee shall consist of one or more Persons, who need not be Managers.  Committees are subject to the direction and control of, and vacancies in the membership thereof shall be filled by, the Board of Managers.

6.16           Compensation.   Managers shall not be compensated by the Company for serving in such capacity, unless Members holding a majority of the Shares outstanding determine otherwise in writing.  The Company shall bear the expenses, if any, incurred by each Manager’s attendance at meetings of the Board of Managers and shall reimburse Managers for reasonable out-of-pocket expenses incurred in the course of providing services for the Company.

6.17           Removal.

(a)           Other than the Pharma Immune, Inc. nominee, any Manager may be removed from office at any time, with or without cause, by the vote of Members holding a majority of the Shares outstanding.

(b)           If Pharma Immune, Inc. elects to remove its Manager for any reason, then Pharma Immune, Inc. shall have the right to remove the Manager and designate a successor.

Article 7
Officers

7.1           Number.   The officers of the Company, all of whom shall be natural persons, shall consist of a President, a Secretary and a Treasurer (“Named Officers”), and any other officers and agents as the Board of Managers may designate from time to time.  Any Person may hold two or more offices.

7.2           Election; Term of Office and Qualifications.   The Board of Managers shall elect officers from time to time as it deems appropriate.  Such officers shall hold office until their successors are elected and qualified, or until the office is eliminated by amendment of this Agreement, in the case of the Named Officers, or a vote of the Managers, in the case of officers other than Named Officers.  An officer who is a Manager shall hold office until the election and qualification of his or her successor even though he or she may cease to be a Manager.

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7.3           Removal and Vacancies.   Any officer may be removed from his or her office with or without cause upon a vote of the Managers.  Such removal shall be without prejudice to the contract rights of the Person so removed.  A vacancy among the officers by death, resignation, removal or otherwise shall be filled by the Board of Managers, unless such office is eliminated.

7.4           President.

(a)           The Company shall be managed by a President.  The Board of Managers delegates to the President the authority to oversee and supervise the Company’s business.  Except as otherwise provided in this Agreement, the President is authorized to determine all questions relating to the day-to-day conduct, operation and management of the business of the Company.  The President is directly responsible to the Board of Managers.

(b)           The President may delegate such part of his or her duties as he or she may deem reasonable or necessary in the conduct of the business of the Company to one or more employees of the Company, who shall each have such duties and authority as is determined from time to time by the President or as may be set forth in any agreement between such employee and the Company.

7.5           Secretary.   The Secretary shall be secretary of and shall attend all meetings of the Members and Board of Managers and shall record all proceedings of such meetings in the minute book of the Company.  He or she shall give proper notice of meetings of Members and the Board of Managers.  He or she shall perform such other duties as may from time to time be prescribed by the Board of Managers or the President.

7.6           Treasurer.   The Treasurer shall keep or cause to be kept accurate accounts of all moneys of the Company received or disbursed.  He or she shall deposit or cause to be deposited all moneys, drafts and checks in the name of and to the credit of the Company in such banks and depositaries as the Board of Managers or the President shall from time to time designate.  He or she shall have power to endorse or cause to be endorsed for deposit or collection all notes, checks and drafts received by the Company.  He or she shall disburse or cause to be disbursed the funds of the Company as ordered by the President.  He or she shall render to the Board of Managers and the President whenever required an account of all his or her transactions as Treasurer and of the financial condition of the Company and shall perform such other duties as set forth in Article 10 and as may from time to time be prescribed by the Board of Managers or the President.

7.7           Duties of Other Officers.   The duties of such other officers and agents as the Board of Managers may designate shall be set forth in the resolution creating such office or agency or by subsequent resolution.

7.8           Compensation.   The officers, agents and employees of the Company shall receive such compensation for their services as may be determined from time to time by the Board of Managers or as shall be set forth in a written agreement.

7.9           Management and Financial Consulting Services.   Zoticon Consulting Corporation or an affiliate thereof will oversee the management team and provide management and financing services at a rate of US$500 per annum, subject to oversight and direction of the Board of Managers.

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Article 8
Indemnification

8.1           General.

(a)           To the fullest extent permitted by law, the Company shall indemnify, hold harmless and defend each Manager and Named Officer (individually, an “Indemnitee”) from and against any and all losses, claims, damages, liabilities, whether joint or several, expenses (including legal fees and expenses), judgments, fines and other amounts paid in settlement, incurred or suffered by such Indemnitee, as a party or otherwise, in connection with any threatened, pending or completed claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, arising out of or in connection with the business or the operation of the Company if the Indemnitee’s conduct:

(i)           was not a breach of the Indemnitee’s duty of loyalty to the Company or the Members,

(ii)           did not involve acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law, and

(iii)           did not involve any transaction from which the Indemnitee derived an improper personal benefit.

(b)           An Indemnitee shall have the right to employ separate counsel in any action as to which indemnification may be sought under any provision of this Agreement and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee unless (i) the Company has agreed in writing to pay such fees and expenses, (ii) the Company has failed to assume the defense thereof and employ counsel within a reasonable period of time after being given the notice required above or (iii) the Indemnitee has been advised by its counsel that representation of such Indemnitee and other parties by the same counsel would be inappropriate under applicable standards of professional conduct (whether or not such representation by the same counsel has been proposed) due to actual or potential differing interests between them.  It is understood, however, that the Company shall, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys at any time for all such Indemnitees having actual or potential differing interests with the Company, unless but only to the extent the Indemnitees have actual or potential differing interests with each other.

(c)           To the fullest extent permitted by law and subject to Section 8.1(b), expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Article 8 shall, from time to time, be advanced by the Company before the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount unless it is determined that such Indemnitee is entitled to be indemnified therefor pursuant to this Article 8.  An Indemnitee shall not be denied indemnification in whole or in part under this Article 8  merely because the Indemnitee had an interest in the transaction with respect to which the indemnification applies, if the transaction was not otherwise prohibited by the terms of this Agreement and the conduct of the Indemnitee satisfied the conditions set forth in Section 8.1(a).

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8.2           Insurance. The Company will maintain liability insurance for each of the Managers and Named Officers in such amounts as may be acceptable to the Managers, acting reasonably, but in any event in an amount (REDACTED: Amount), (or such other amount as may be approved unanimously by the Managers).

8.3           No Member Liability.   Any indemnification provided under this Article 8 shall be satisfied solely out of assets of the Company, as an expense of the Company.  No Member shall be subject to personal liability by reason of these indemnification provisions.

8.4           Settlements.   The Company shall not be liable for any settlement of any such action effected without its written consent, but if settled with such written consent, or if there is a final judgment against the Indemnitee in any such action, the Company agrees to indemnify and hold harmless the Indemnitee to the extent provided above from and against any loss, claim, damage, liability or expense by reason of such settlement or judgment.

8.5           Amendments.   Any amendment of this Article 8 shall not adversely affect any right or protection of an Indemnitee who was serving at the time of such amendment or repeal, and such rights and protections shall survive such amendment or repeal with respect to events that occurred before such amendment or repeal.

Article 9
Transfers

9.1           Registration, Transfer and Exchange.   The Company shall keep at the Principal Office an original copy of this Agreement in which the Board of Managers shall reflect all transfers of outstanding Shares on successive amendments of Schedule A that are made pursuant to Article 15; provided, however, that the Board of Managers shall not reflect on Schedule A any transfer that is not made in compliance with this Article 9.  The Company may treat any Person in whose name Shares are recorded on Schedule A to this Agreement as the absolute owner of such Shares.  The Board of Managers shall deliver a copy of each amendment of Schedule A to each Member promptly after each amendment, provided that, a failure of the Board of Managers to deliver a copy of any amendment to the Members shall not invalidate such amendment.

9.2           Restriction on Transfers.   In addition to any restrictions imposed by the federal securities laws and any applicable state securities or “blue-sky” laws, no Member may transfer all or any part of any Share, whether for consideration or not, and no transferee thereof shall have any rights in the Company or be or have any rights as a Member with respect to all or any part of any such Share attempted to be transferred, and any such attempted transfer of all or any part of a Share shall be entirely null and void, unless:

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(a)           the transferee is a Permitted Transferee; or

(b)           the Member (the “Selling Member”) gives the Company and the other Qualified Members (as defined below) notice in writing (the “Notice”) at least 30 days in advance of such proposed sale (the “Notice Period”) detailing the number of Shares to be transferred, the nature of the transfer, the price and other terms thereof, and the name and address of each prospective purchaser or transferee, and the Selling Member shall not consummate any such sale until it has complied with the provisions of Sections 9.5 and 9.6 and the Notice Period has expired; and

(c)           the transferor and the transferee comply with the provisions of Section 9.4.

Subject to compliance with Section 9.4, if a Member transfers one or more Shares to a Permitted Transferee, the Permitted Transferee shall become a Member without any further action on the part of the Company or the Members.  The appropriate Company records and any certificates representing the Shares shall be noted to prevent any transfers in violation of this Section 9.2.  No Member may transfer any portion of such Member’s rights in or obligations to the Company as a Member except pursuant to a transfer of Shares.

9.3           Transfer by Legal Process.   Upon any involuntary transfer of all or any portion of the Shares of a Member pursuant to a levy of execution, foreclosure of pledge, garnishment, attachment, divorce decree, bankruptcy or other legal process (or by operation of law resulting from the death, disability, liquidation, dissolution or winding-up of a Member), (i) such Member shall cease to be a Member with respect to any Shares so transferred, (ii) the Shares that are so transferred shall, in the hands of the transferee, be subject to the purchase rights described in Section 9.10, treating the transferee as the Transferring Person for such purposes.  If the Company and the Members do not purchase the transferred Shares pursuant to Section 9.10, and the transferee shall have no right to become a Member or vote in any Company matters unless admitted by the affirmative vote of Members who hold at least a majority of the Shares (other than the Shares so transferred), and subject to compliance with the provisions of Section 9.4.  If the transferee does not become a Member, the transferee shall be merely an assignee with the rights described in Section 18-702(b) of the Act.

9.4           Conditions to Permitted Transfers.   No transfer otherwise permitted by any provisions of this Agreement shall be valid unless and until the following conditions are satisfied (any of which may be waived by the Board of Managers in its discretion):

(a)           The transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such transfer and confirm the agreement of the transferee to be bound by the provisions of this Agreement; provided, however, that in the case of a transfer of Shares at death or involuntarily by operation of law, the transfer shall be confirmed by presentation to the Company of legal evidence of such transfer, in form and substance satisfactory to counsel of the Company.

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(b)           Except in the case of a transfer of Shares at death or involuntarily by operation of law, where no opinion of counsel is required, the transferor shall furnish to the Company an opinion of counsel, which counsel and opinion shall be satisfactory to the Company, to the effect that:

(i)           The transfer will not cause the Company’s status as a partnership to terminate for federal income tax purposes under Code Section 708 or cause the Company to be treated as a “publicly traded partnership” within the meaning of Code Section 7704;

(ii)           The transfer is exempt from all applicable registration requirements and such transfer will not violate any applicable federal and state laws regulating the transfer of securities; and

(iii)           The transfer will not cause the Company to be deemed to be an “investment company” under the Investment Company Act of 1940.

(c)           The transferor and transferee shall furnish the Company with the transferee’s taxpayer identification number, sufficient information to determine the transferee’s initial tax basis in the Shares transferred and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns.  The Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Shares until it has received such information.

(d)           The transferee shall reimburse the Company for all costs and expenses reasonably incurred by the Company in connection with such transfer including, without limitation, legal fees and costs of the preparation, execution, filing or publishing of any amendment to the Certificate of Formation or this Agreement.

9.5           Company Right of First Refusal.  During the first ten days of the Notice Period, the Company shall have the exclusive right to purchase all or a portion of the Offered Interest at the price and on terms identical to those set forth in the Notice. If the Company elects to purchase any Offered Interest, such Offered Interest shall be delivered, and the transaction closed, within five business days after the Company delivers a written notice to the Selling Member indicating its election to purchase the Offered Interest.

9.6           Right of First Refusal.

(a)           The Members holding (REDACTED: Amount), of the Shares and/or Pharma Immune, Inc. (each, a “Qualified Member”) shall have the right, exercisable upon written notice to the Selling Member (the “Qualified Member Notice”) within twenty (20) days after the receipt of the Notice and following the period and exercise of rights by the Company described in Section 9.5 to purchase its pro rata share of the Shares subject to the Notice to the extent not otherwise agreed to be purchased by the Company pursuant to Section 9.5 and on the same terms and conditions as set forth therein.  The Qualified Members who so exercise their rights (the “Participating Qualified Members”) shall effect the purchase of the Shares, including payment of the purchase price, not more than five days after delivery of the Qualified Member Notice.

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(b)           Each Qualified Member’s pro rata share shall be equal to the product obtained by multiplying (x) the aggregate number of Shares covered by the Notice and not purchased by the Company pursuant to Section 9.5 and (y) a fraction, the numerator of which is the number of Shares owned by the Qualified Member at the time of the transfer and the denominator of which is the total number of Shares owned by all of the Qualified Members at the time of the transfer.

(c)           If not all of the Qualified Members elect to purchase their pro rata share of the Shares available pursuant to their rights under Section 9.6(b) within the time period set forth therein, then the Selling Shareholder shall promptly give written notice to each of the Participating Qualified Members (the “Overallotment Notice”), which shall set forth the number of Shares not purchased by the Qualified Members, and shall offer such Participating Qualified Members the right to acquire such unsubscribed shares.  The Participating Qualified Members shall have five (5) days after receipt of the Overallotment Notice to deliver a written notice to the Selling Shareholder (the “Participating Qualified Members Overallotment Notice”) of its election to purchase its pro rata share of the unsubscribed shares on the same terms and conditions as set forth in the Notice. For purposes of this Section 9.6(c) the denominator described in Section 9.6(b)(y) above shall be the total number of Shares owned by all Participating Qualified Members at the time of transfer, provided that the Participating Qualified Members and the Company together subscribe for all the Shares offered by the Selling Member. The Participating Qualified Members and the Company, as applicable, shall then effect the purchase of the Shares, including payment of the purchase price, not more than five days after delivery of the Participating Qualified Members Overallotment Notice.

9.7           Preemptive Rights.

(a)           The Company hereby grants to each Qualified Member a right to purchase any future sales by the Company of its Shares.  Each Qualified Member shall be entitled to apportion the right to purchase hereby granted to it among itself and its Permitted Transferees in such proportions, as it deems appropriate, subject to the provisions contained in this Article 9.

(b)           Each time the Company proposes to offer any Shares, the Company shall first make an offering of such Shares to each Qualified Member, in accordance with the following provisions:

(i)           The Company shall deliver a notice to each Qualified Member stating:

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(A)           its bona fide intention to offer such Shares;

(B)           the number of the Shares to be offered; and

(C)           the price and terms upon which it proposes to offer such Shares (the “Issuance Notice”).

(ii)           By written notification received by the Company, within fourteen calendar days after receipt of the Issuance Notice by the Qualified Member, each Qualified Member may elect to purchase or obtain, at the price and on the terms specified in the Issuance Notice, up to that portion of such Shares that equals to (x) the proportion of the number of Shares issued and held, bears to the total number of Shares then outstanding, multiplied by (y) the number of Shares to be offered.  In addition, each Qualified Member may elect to purchase that portion of the Shares for which Qualified Members were entitled to subscribe but which were not subscribed for by the Qualified Members that is equal to the proportion that the number of Shares issued and held, bears to the total number of Shares issued and held by all Qualified Members who wish to purchase some of the unsubscribed Shares, by indicating its intention to purchase such additional amount of Shares and the number of such additional Shares that it is willing to purchase in his written notification to the Company pursuant to this Section 9.7(b)(ii).

(iii)           Any Qualified Member who does not inform the Company in writing, within fourteen days after receipt of the Issuance Notice, of its election, shall be deemed to have waived its right to purchase hereunder.  If all Shares that the Qualified Members are entitled to purchase pursuant to Section 9.7(b)(ii) are not elected to be purchased as provided in Section 9.7(b)(ii), the Company may, during the 90 day period following the expiration of the period provided in Section 9.7(b)(ii), offer the remaining unsubscribed portion of such Shares to any person or persons at a price not less than the price, and upon terms not more favorable to the offeree than those, specified in the Issuance Notice.  If the Company does not enter into an agreement for the sale of the Shares within such period, or if such agreement is not consummated within 90 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Shares shall not be offered unless first reoffered to the Qualified Members in accordance herewith.

(c)           The right of first offer in this Section 9.7 shall not be applicable to:

(i)           The issuance or sale of Shares (or options therefor) to employees, directors and consultants approved by the Managers pursuant to equity incentive or option plans adopted by a vote of the Board of Managers;

(ii)           The issuance of Shares for consideration other than cash, in connection with a bona fide merger, consolidation, acquisition or similar business combination by the Company whereby the Members of the Company will own not less than a majority of the voting power of the surviving entity, provided that such transaction was approved by a vote of the Board of Managers;

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(iii)           Subject to Section 4.14(e) hereof, the issuance of Shares in connection with any subdivision, split, issuance of bonus Shares, combination, or any other recapitalization or change of the Shares into a different number of Shares;

(iv)           The issuance of Shares to a strategic investor, as determined by a vote of the Board of Managers;

(v)           The issuance of Shares excluded from the right of first offer in general or for a particular purpose with the consent of Pharma Immune, Inc and ZBV I, LLC in writing or at a meeting of Members; or

(vi)           The transfer by ZBV I, LLC for 30 days from the Effective Date to certain affiliates, consultants, employees, and investors of ZBV I, LLC and its affiliates.

9.8           Bring-Along Rights. Notwithstanding anything herein to the contrary, in the event a Member Majority shall elect in writing to sell all of their Shares to a third party that proposes to purchase all the Shares of the Company and as a condition thereto requires purchase of (REDACTED: Amount), of the Company’s Shares (in this section, the “Acquirer”) and such purchase is also approved by a majority of the Managers, then all remaining Members (“Remaining Members”) shall be required, if so demanded by the agreeing Members, to sell all of their Shares in the Company to such Acquirer at the same price and upon the same terms and conditions as the other Members agreed to sell their Shares to the Acquirer, notwithstanding the rights of first refusal set forth above which shall not apply.

9.9           Resignation.   No Member shall be entitled to resign, retire or otherwise withdraw from the Company before the dissolution and winding up of the Company pursuant to Article 14 without the consent of the Board of Managers.

9.10           Special Events.   Upon the occurrence of a Special Event with respect to any Member, the voting rights relating to such Member’s Shares shall be transferred to another Member designated by the Member with respect to which a Special Event occurred, or by such Member’s legal representative or estate, and that Member or his estate or other assignee shall retain other rights of a Member to the maximum extent permitted by law.

Article 10
Books of Account; Reports and Fiscal Matters

10.1           Books; Place; Access.   The Treasurer shall maintain books of account on behalf of the Company at the Principal Office or such other place as may be designated by the Board of Managers.  All Members shall at all reasonable times have access to and the right to inspect the same.

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10.2           Financial Information.   The Treasurer shall cause to be prepared and delivered to each of the Members summary financial information with respect to each of the first three quarters of each Fiscal Year.  Such quarterly financial information shall be provided to the Members not later than 45 days following the end of each quarter of the Fiscal Year.  The Treasurer shall also cause to be prepared and delivered to each of the Members an annual financial report that shall describe in reasonable detail the financial and business activities of the Company and include the financial statements of the Company for the previous Fiscal Year.  Such annual financial report shall be provided to the Members not later than 90 days after the close of each Fiscal Year and shall be audited by a reputable public accounting firm.

10.3           Tax Information.   Within 90 days after the close of each Fiscal Year, all necessary tax information shall be transmitted to all Members.

10.4           Tax Elections and Accounting.   The Board of Managers, in consultation with the Company’s tax advisers, shall make or refrain from making any elections required or permitted to be made by the Company under the Code and shall choose the Company’s tax accounting method from all available tax accounting methods.  The Board of Managers may, at the time and in the manner provided in Treasury Regulations Section 1.754-1(b) and upon the vote of a Member Majority, cause the Company to elect pursuant to Code Section 754 to adjust the basis of the assets of the Company in the manner provided in Code Sections 734 and 743.

10.5           Tax Matters Partner. Until ZBV I, LLC resigns, is removed, or ceases to be a Member, it shall act as the tax matters partner (the “TMP”), as such term is defined in Code Section 6231(a)(7), and the TMP is authorized to and shall represent the Company in connection with all examinations of the Company’s affairs by tax authorities, including resulting administrative and judicial proceedings.  The Members and the TMP shall use all reasonable efforts to comply with the responsibilities outlined in Code Sections 6222 through 6231 (including any Treasury Regulations thereunder and any successor or amendatory provisions thereto for which a tax matters partner is designated).  Members holding a majority of the Shares outstanding may remove the TMP at any time or the TMP may resign as TMP at any time, and such resignation or removal shall become effective upon the appointment of a successor TMP in the manner required by applicable Treasury Regulations.  The successor TMP shall be determined by the vote of Members holding a majority of the Shares outstanding.

10.6           Required Records.   The Board of Managers shall maintain at the Principal Office the information and records that the Members are entitled to obtain from the Company pursuant to Section 18-305(a) of the Act.  Each Member shall have the absolute right, upon written demand, to examine and copy, in person or by a legal representative, at any reasonable time, and the Company shall make available within ten days after receipt by the Board of Managers of the written demand, all documents referred to in the preceding sentence.

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Article 11
Capital

11.1           Initial Capital Contributions. As promptly as practical, the Members shall make the Capital Contributions indicated opposite their respective names on Schedule A.  In exchange for such Capital Contributions, the Members shall receive the Shares set forth opposite their respective names on Schedule A.

11.2           No Right to Return of Contribution.   No Member shall have the right to the withdrawal or to the return of his, her or its Capital Contribution, except upon the dissolution and liquidation of the Company pursuant to Article 14.

11.3           Additional Capital Contributions.   If a Member Majority at any time or from time to time determines that contributions to the capital of the Company are necessary to the conduct of the Company’s activities, each of the Members, other than Pharma Immune,  shall promptly make a cash contribution to the capital of the Company equal to that Member’s share (determined in proportion to the number of Shares held by each Member) of such additional funds.  Pharma Immune may, but is not obligated to, make a similar contribution, but nothing herein shall be interpreted as preventing dilution of Pharma Immune’s interest hereunder except as contemplated by Section 5.4 hereof.

11.4           Creditor’s Interest in the Company.   No creditor who makes a loan to the Company shall have or acquire at any time as a result of making the loan any direct or indirect interest in the profits, capital or property of the Company, other than such interest as may be accorded to a secured creditor.  Notwithstanding the foregoing, this provision shall not prohibit in any manner whatsoever a secured creditor from participating in the profits of operation or gross or net sales of the Company or in the gain on sale or refinancing of the Company, all as may be provided in its loan or security agreements.

11.5           Capital Accounts.   A separate Capital Account (“Capital Account”) shall be maintained for each Member in accordance with Code Section 704 and Treasury Regulations Section 1.704-1(b)(2)(iv).  The Board of Managers shall increase or decrease the Capital Accounts in accordance with the rules of such regulations including, without limitation, upon the occurrence of any of the events specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f).  The Board of Managers’ determination of Capital Accounts shall be binding upon all parties.

11.6           Revaluations of Assets and Capital Account Adjustments.   Immediately preceding the issuance of additional Shares in exchange for cash, property or services to a new or existing Member and upon the redemption of the Interest of a Member, the then prevailing asset values of the Company shall be adjusted to equal their respective gross fair market value and any increase in the net equity value of the Company (asset values less liabilities) shall be credited to the Capital Accounts of the Members in the same manner as Profits are credited under Section 12.1 (or any decrease in the net equity value of the Company shall be charged in the same manner as Losses are charged under Section 12.1).  Accordingly, as of the date of issuance of additional Shares or the redemption of all or a portion of a Share Holder’s Interest in the Company, the Capital Accounts of Members will reflect both realized and unrealized gains and losses through such date and the net equity value of the Company as of such date.

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Article 12
Allocation of Profits and Losses

12.1           Capital Account Allocations.

(a)           Each item of Profit and Loss of the Company shall be allocated among the Capital Accounts of the Members with respect to each Fiscal Year as follows: (i) all income, gain, loss, deduction and unrealized appreciation or depreciation of the Company that accrues on or before the Financing Date shall be allocated (REDACTED: Amount), to Pharma Immune, Inc. and (REDACTED: Amount),  to the other Members pro rata in proportion to their Shares and (ii) all income, gain, loss, deduction and unrealized appreciation or depreciation of the Company that accrues after the Financing Date shall be allocated to the Members in proportion to their respective Shares.  Unless otherwise provided in this Agreement, every item of income, gain, loss and deduction entering into the computation of Profits or Losses shall be allocated to the Members in the same proportions as the allocation of Profits or Losses for that period.

(b)           Notwithstanding Section 12.1(a), the Board of Managers shall not allocate any item of loss or deduction to a Member that would cause or increase a deficit balance in such Member’s Capital Account in excess of any limited dollar amount of such deficit balance that such Member is obligated to restore as of the end of any Fiscal Year, taking into account the amounts and adjustments set forth in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4)-(6) and shall make special allocations of the Profits or Losses of the Company among the Members as necessary to cause the allocations under this Section 12.1 to be respected under Code Section 704(b) and Treasury Regulations Section 1.704-1(b)(1).  The Board of Managers shall, to the extent possible and in whatever manner it deems appropriate, make subsequent curative allocations of other items of income, gain, loss and deduction to offset any such special tax allocations.

(c)           Allocations under this Section 12.1 are intended to meet the alternate test for economic effect under Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and, with respect to any allocations of nonrecourse deductions, are intended to meet the requirements of Treasury Regulations Section 1.704-2(e).  A “qualified income offset,” a “minimum gain chargeback,” each as defined in the Treasury Regulations, and any such other provision that is necessary to cause the allocations under this Section 12.1 to meet such test and requirements are incorporated by reference into this Agreement.

(d)           Absent clear error, the Board of Managers’ determination of allocations shall be binding upon all parties.

12.2           Tax Allocations.   Subject to Section 12.4, the Board of Managers shall allocate the items of income, gain, loss and deduction of the Company for federal income tax purposes among the Members in the same manner that such items are allocated to the Members’ Capital Accounts.

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12.3           Tax Credits.   All tax credits shall be allocated among the Members in accordance with applicable law.

12.4           Code Section 704(c) Allocations.   In accordance with Code Section 704(c), income, gain, loss and deduction with respect to any property contributed to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for income tax purposes and its book value, in the same manner as such variations are treated under Code Section 704(c).  If the value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(e) or (f), subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation  between the adjusted basis of such asset for federal income tax purposes and its value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder. Any elections or other decisions related to such allocations shall be made by the Board of Managers in any manner that reasonably reflects the purpose and intention of this Agreement, provided, however that the Company shall elect to use the traditional allocation method under Treasury Regulation Section 1.704-3(b) with respect to Company assets that are adjusted to fair market value.  Allocations pursuant to this Section 12.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of income, gain, loss or deduction pursuant to any provision of this Agreement.

12.5           Varying Interests During Fiscal Year; Tax Credits   In the event of any changes in Shares during a Fiscal Year, all Profits and Losses from operations of the Company during such Fiscal Year, using such methods of accounting for depreciation and other items as the Board of Managers determines to use for federal income tax purposes, shall be allocated to each Member based on its varying interest in the Company during such operating year in accordance with Code Section 706.  The Board of Managers shall determine in accordance with Code Section 706 whether to prorate items of income and deduction according to the portion of the Fiscal Year for which a Member held Shares or whether to close the books on an interim basis and divide such operating year into two or more segments.

Article 13
Distributions

13.1           Distributions.   The Board of Managers may make distributions of cash or property to the Members from time to time in its discretion.  Subject to the provisions of Section 14.2(d), all distributions to the Members shall be made pro rata in proportion to their respective Shares.

13.2           Distributions for Tax Liabilities.   Subject to the limitations on distributions in Section 13.3, the Company shall make the following distributions to cover Member tax liabilities:

(a)           The Company shall make distributions of money to the Members in proportion to their respective Shares in amounts that the Board of Managers considers reasonably sufficient to enable the Members to pay the U.S. federal and state income taxes on the income and gain (net of any cumulative tax benefits produced for the Members by the Company’s losses, deductions, and credits) that passes through the Company to the Members under the applicable provisions of the Code (the “Taxes on Pass-Through Income”).

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(b)           The amount distributed to the Members shall be determined by the Board of Managers using a good faith approximation of the Taxes on Pass-Through Income applicable to the Members.

(c)           The Company shall make the distributions required above in a timely manner to allow the tax attributable to the income passed through the Company to any Member to be paid on an annual basis or on a quarterly basis as necessary for the Member to pay any estimated taxes due with respect to such income.

(d)           All distributions to a Member made pursuant to this Section 13.2 shall reduce the amount of the next succeeding distribution or distributions that would otherwise have been distributed to such Member pursuant to Section 13.1 and Section 14.2.

13.3           Limitations on Distributions.   Notwithstanding any provision to the contrary in this Article 13:

(a)           All distributions made in connection with the liquidation and winding up of the Company shall be made in the manner provided in Section 14.2.

(b)           No distribution shall be made that would result in a violation of Section 18-607 of the Act.

Article 14
Dissolution and Liquidation

14.1           Events Causing Dissolution.   The Company shall be dissolved only upon the occurrence of any of the following events:

(a)           The written agreement of all Members; or

(b)           The final decree of a court that dissolution is required under applicable law.

14.2           Liquidation and Winding Up.   If the Company is dissolved pursuant to Section 14.1, the Company shall be liquidated and the Managers (or other Person or Persons designated by the Managers or by a decree of court) shall wind up the affairs of the Company.  The Managers or other Persons winding up the affairs of the Company shall promptly proceed to the liquidation of the Company and, in settling the accounts of the Company, the assets and the property of the Company shall be distributed in the following order of priority:

(a)           To the payment of all debts and liabilities of the Company in the order of priority as provided by law (other than outstanding loans from a Member);

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(b)           To the establishment of any reserves deemed necessary by the Managers or the Person winding up the affairs of the Company for any contingent liabilities or obligations of the Company;

(c)           To the repayment of any outstanding loans from Members to the Company, pro rata in proportion to the amounts owed to such Members; and

(d)           The balance, if any, to the Members pro rata in accordance with the positive Capital Account balances of the Members, after giving effect to all contributions, distributions, and allocations for all periods.

14.3           No Deficit Restoration Obligation.   If any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all fiscal periods including the fiscal period during which the liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any Person for any purpose whatsoever.

Article 15
Amendment

The Certificate of Formation and this Agreement may be amended by an instrument in writing signed by a Member Majority; provided that any amendment that would (i) change the rights or preferences of any Member under this Agreement or (ii) dilute the relative interest of any Member in the profits or capital of the Company or otherwise adversely affect the interest of any Member in the Company shall require the consent of such Member.  No provision of this Agreement (other than Schedule A as described below) may be modified, amended, waived or terminated except as provided in the preceding sentence.  No course of dealing between the parties will modify, amend, waive or terminate any provision of this Agreement or any rights or obligations of any party under or by reason of this Agreement.  Notwithstanding the foregoing, the Board of Managers shall amend Schedule A, without having to obtain the consent of any Member, as appropriate to reflect accurately any transfers of Shares, issuances of new Shares and admissions of new Members that are effected in accordance with this Agreement.  The Board of Managers shall promptly deliver a copy of any such amendment to each Member, provided that, a failure of the Board of Managers to deliver a copy of any amendment to the Members shall not invalidate such amendment.

Article 16
Approval of Reorganizations and Bankruptcy

Without the vote of a Member Majority, the Company shall not engage in any Reorganization or commence any proceedings or the filing of any petition seeking relief under Title 11 of the Shared States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or similar law.

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Article 17
Representations, Warranties of the Members

17.1           Representations and Warranties of the Members.   Each of the Members represents and warrants as of the Effective Date to each of the other Members and the Company as follows:

(a)           The Shares being acquired by such Member are being purchased for such Member’s own account and not with a view to, or for sale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).  Such Member understands that such Shares have not been registered under the Securities Act or any state securities laws by reason of their contemplated issuance in transactions exempt from the registration and prospectus delivery requirements thereof and that the reliance of the Company and others upon such exemptions is predicated in part by the representations and warranties of such Member contained in this Agreement.

(b)           Such Member has the requisite power and authority (whether corporate or otherwise) and legal capacity to enter into, and to carry out its obligations under, this Agreement.

(c)           The execution and delivery by such Member of this Agreement and the consummation by such Member of the transactions contemplated by this Agreement have been duly authorized before the Effective Date by all necessary action on the part of such Member.

(d)           This Agreement has been duly executed and delivered by such Member and constitutes a valid and binding obligation enforceable against such Member in accordance with its terms.

(e)           Such Member is not subject to, or obligated under, any provision of (i) any agreement, arrangement or understanding, (ii) any license, franchise or permit or (iii) any law, regulation, order, judgment or decree that would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of such Member’s assets would be created, by such Member’s execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, except for such agreements as to which a Member has previously obtained the consent of the other party or parties thereto.

(f)           No authorization, consent or approval of, waiver or exemption by, or filing or registration with, any public body, court, third party or authority is necessary on such Member’s part, which has not previously been obtained by such Member for the consummation of the transactions contemplated by this Agreement.

(g)           No Person has or will have, as a result of any act or omission by such Member any right, interest or valid claim against the Company or any other Member for any commission, fee or other compensation as a finder or broker, or in any similar capacity, in connection with the transactions contemplated by this Agreement.

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(h)           If such Member is or ever becomes an employee of the Company, such Member acknowledges and agrees that such Member’s ownership of Shares and status as a Member does not constitute an express or implied promise by the Company of continued employment and will not interfere in any way with the Company’s right to terminate such employment at any time.

Article 18
Miscellaneous Provisions

18.1           Entire Agreement.   This Agreement (including the exhibits, schedules and other documents referred to in this Agreement) contains the entire understanding between the Members with respect to the subject matter of this Agreement and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter of this Agreement.

18.2           Time of Essence.   With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

18.3           Signatures; Counterparts.   This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.  A facsimile signature will be considered an original signature.

18.4           Severability.   Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this Agreement is held to be invalid, illegal or unenforceable under any applicable law or rule, the validity, legality and enforceability of the other provisions of this Agreement will not be affected or impaired thereby.

18.5           Successors and Assigns.   This Agreement shall be binding upon the transferees, successors, assigns and legal representatives of the parties to this Agreement.

18.6           Notices.   All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing.  Without limiting the manner by which written notice may otherwise be given, any notice shall be effective if given by a form of Electronic Transmission consented to in writing by the Person to whom the notice is given, which consent has not been revoked in writing.  Notice will be deemed to have been given (i) when delivered if personally delivered by hand (with written confirmation of receipt), (ii) when received if sent by a nationally recognized overnight courier service (receipt requested), (iii) five Business Days after being mailed to a Person’s address set forth in the records of the Company or designated in writing by such Person, if sent by first class mail, return receipt requested, (iv) when receipt is acknowledged by an affirmative act of the party receiving notice, (v) if sent by facsimile telecommunication, when directed to a number at which the Person receiving notice has consented to receive notice, (vi) if by electronic mail, when directed to an electronic mail address at which the Person receiving notice has consented to receive notice, or (vii) if by any other form of Electronic Transmission, when directed to the Person who is receiving notice.  All notices to the Company shall be addressed to its Principal Office.

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18.7           Headings.   The headings and any table of contents contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

18.8           References.   References to Sections, Exhibits, Schedules and like references are to Sections, Exhibits, Schedules and the like of this Agreement unless otherwise expressly provided.

18.9           Construction.   The word “including” means “including without limitation.”  The use of the masculine, feminine or neuter gender or the singular or plural form of words will not limit any provisions of this Agreement.

18.10           Governing Law.   All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by the internal laws of the state of Delaware, without giving effect to any choice of law provisions thereof.  Any conflict or apparent conflict between this Agreement and the Act will be resolved in favor of this Agreement, except as otherwise specifically required by the Act.

18.11           Third Party Benefit.   Nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights, remedies, obligations or liabilities of any nature whatsoever; provided, however, that the Indemnitees shall, as intended third-party beneficiaries thereof, be entitled to the enforcement of Article 8, but only insofar as the obligations sought to be enforced thereunder are those of the Company.

18.12           Additional Actions and Documents.   The parties agree to execute and deliver any further instruments or perform any acts that are or may become necessary to carry on the Company created by this Agreement or to effectuate its purposes.

18.13           Specific Performance.   Each of the parties acknowledges and agrees that the subject matter of this Agreement is unique, that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other parties not in default or in breach.  Accordingly, each of the parties agrees that the other parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity.  The parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

18.14           Waiver of Partition.   Each Member irrevocably waives any and all rights that he, she, or it may have to maintain an action for partition of any of the Company’s property.

18.15           Arbitration.  Any claim or dispute of any nature between the parties to this Agreement arising directly or indirectly from the relationship created by this Agreement shall be resolved exclusively by arbitration in the state of New York, in accordance with the applicable rules of the American Arbitration Association.  The fees of the arbitrator(s) and other costs incurred by the parties in connection with such arbitration shall be paid by the party which is unsuccessful in such arbitration.  The decision of the arbitrator(s) shall be final and binding upon both parties.  Judgment of the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.  If any dispute is submitted to arbitration, each party shall, not later than 30 days before the date set for hearing, provide to the other party and to the arbitrator(s) a copy of all exhibits upon which the party intends to rely at the hearing and a list of all Persons each party intends to call at the hearing.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

ZBV I, LLC

By:

PHARMA IMMUNE, INC.

By:
Name:
Title:

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EXHIBIT 1

CERTIFICATE OF FORMATION

1

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SCHEDULE A

Name of Member	Capital Contribution	Agreed Fair Market Value	Shares
Pharma Immune, Inc.	(REDACTED: Amounts),
ZBV I, LLC•